Mail Stop 3561

April 21, 2009

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

      Re: Solar Acquisition Corp.
              Amended Registration Statement on Form S-1
              Filed April 8, 2009
              Form 10-K/A for the Fiscal Period Ended December 31, 2008
              Filed April 13, 2009
              File No. 333-152496

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Changes in Internal Controls over Financial Reporting, page 13

1. We note your response to comment four from our letter dated April 10, 2009. We also note that you do not include the report required by Item 308T (a) of Regulation S-K so we reissue that comment.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jillian Ivey Sidoti, Esq.
       Via Facsimile